FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 8/4/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2015 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: August 4, 2015

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Second Quarter and First Half 2015 Results

Luxembourg, August 4, 2015 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2015.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Second Quarter 2015 Results

	2Q 2015	1Q 2015[1]		2Q 2014

Steel Shipments (tons)	2,397,000	2,431,000	-1%	2,357,000	2%
Iron Ore Shipments (tons)	873,000	965,000	-9%	944,000	-8%
Net Sales (USD million)	1,996.1	2,126.1	-6%	2,203.7	-9%
Operating Income (USD million)	103.1	204.1	-50%	231.3	-55%
EBITDA[2] (USD million)	212.2	313.4	-32%	330.1	-36%
EBITDA per Ton[3] (USD)	88.5	128.9		140.1
EBITDA Margin (% of net sales)	10.6%	14.7%		15.0%
Equity in Results of Non-Consolidated Companies	(1.1)	(9.5)		(0.4)
Net Income (USD million)	50.5	95.8		180.3
Equity Holders' Net Income (USD million)	41.0	68.5		129.1
Earnings per ADS (USD)	0.21	0.35		0.66

•         EBITDA of USD212.2 million in the second quarter 2015, 32% lower than EBITDA in the first quarter 2015 mainly reflecting lower steel prices and slightly lower shipments, partially offset by slightly lower costs.

  Earnings per American Depositary Share (ADS)4 of USD0.21 in the second quarter 2015, a decrease of USD0.14 per ADS compared to the first quarter 2015 mainly due to lower operating income, partially offset by lower income tax expense and non-controlling interest results.
  Capital expenditures of USD143.6 million in the second quarter 2015, up from USD83.8 million in the first quarter 2015.
  Net debt position of USD1.5 billion at the end of June 2015, similar to net debt position at the end of March 2015. Of note in the second quarter 2015 were a decrease of USD316.2 million in working capital, USD209.4 million dividend payments and a USD74.0 million payment in connection with the purchase of the remaining minority stake in Ferrasa.

1 On May 28, 2015, Ternium restated its consolidated financial statements to reduce the carrying amount of its Usiminas investment as of September 30, 2014. As a result of that restatement, the consolidated financial statements as of December 31, 2014 and March 31, 2015 and for the periods then ended were also restated to reflect a lower carrying amount of the Usiminas investment.

2 EBITDA in the second quarter 2015 equals operating income of USD103.1 million adjusted to exclude depreciation and amortization of USD109.1 million.

3 Consolidated EBITDA divided by steel shipments.

4 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the second quarter 2015 was USD103.1 million, down sequentially by USD101.1 million due to lower operating margin5 and slightly lower shipments in the second quarter 2015. Operating margin decreased sequentially mainly as a result of USD45 lower steel revenue per ton, partially offset by a USD2 lower operating cost per ton6. Steel revenue per ton decreased principally as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix. The decrease in steel operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs, partially offset by higher maintenance expenses and higher labor costs in Argentina.

Compared to the second quarter 2014, the company’s operating income in the second quarter 2015 decreased by USD128.3 million as a result of lower operating margin, partially offset by slightly higher shipments. Operating margin in the second quarter 2015 decreased year-over-year mainly as a result of a USD105 decrease in steel revenue per ton, partially offset by a USD48 decrease in operating cost per ton.  Steel revenue per ton decreased principally as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs.

Net income in the second quarter 2015 was USD50.5 million, a decrease of USD45.3 million compared to net income in the first quarter 2015 mainly due to the above mentioned decrease in operating income, partially offset by a lower effective tax rate. Relative to the prior-year period, net income in the second quarter 2015 decreased by USD129.8 million mainly due to the above mentioned decrease in operating income and a higher effective tax rate, partially offset by lower net financial expenses.

5 Operating margin is equal to revenue per ton less operating cost per ton.

6 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of First Half 2015 Results

	1H 2015	1H 2014

Steel Shipments (tons)	4,828,000	4,692,000	3%
Iron Ore Shipments (tons)	1,838,000	1,829,000	1%
Net Sales (USD million)	4,122.1	4,353.1	-5%
Operating Income (USD million)	307.2	550.3	-44%
EBITDA (USD million)	525.6	747.0	-30%
EBITDA per Ton (USD)	108.9	159.2
EBITDA Margin (% of net sales)	12.8%	17.2%
Net Income (USD million)	146.3	368.5
Equity Holders' Net Income (USD million)	109.5	279.1
Earnings per ADS (USD)	0.56	1.42

•         EBITDA7 of USD525.6 million in the first half 2015, lower than EBITDA of USD747.0 million in the first half 2014.

  Earnings per ADS8 of USD0.56 in the first half 2015, lower than that in the first half 2014 mainly as a result of lower operating income, partially offset by lower non-controlling interest results and improved financial results.
  Capital expenditures of USD227.5 million in the first half 2015, compared to USD240.0 million in the first half 2014.

Operating income in the first half 2015 was USD307.2 million, USD243.1 million lower than operating income in the first half 2014. Steel shipments increased by 136,000 tons year-over-year. Operating margin decreased, mainly reflecting USD75 lower steel revenue per ton partially offset by USD21 lower operating cost per ton. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs.

Net income in the first half 2015 was USD146.3 million, USD222.3 million lower than net income in the first half 2014, mainly as a result of the above mentioned lower operating income, partially offset by an improved financial result. Income tax expense in the first half 2015 remained relatively stable compared to that in the first half 2014 as a result of a high effective tax rate in the first half 2015 compared to a low effective tax rate in the first half 2014.

7 EBITDA in the first half 2015 equals operating income of USD307.2 million adjusted to exclude depreciation and amortization of USD218.4 million.

8 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Outlook

Shipments in Mexico during the second quarter 2015, although lower compared to record-high levels in the first quarter 2015, continued the recent trend of consistent year-over-year growth. The Mexican industrial sector has been driving steel demand higher in the country, and we expect this dynamic to continue in the second half of the year. As a result, Ternium anticipates shipments in Mexico will remain relatively stable in the third quarter 2015 on a sequential basis but will increase compared to the prior year third quarter.

Steel prices stabilized in the United States and Mexico during the second quarter 2015, following a pronounced downward trend in previous quarters primarily related to a high level of imports that were driven largely by unfair trade terms. Recent anti-dumping and countervailing measures against unfair trade practices, coupled with new legislation under discussion to strengthen trade laws, should help curb the dumping and subsidizing of steel imports into the United States and Mexico during the second half of the year. Ternium, however, expects to realize sequentially lower steel prices in Mexico in the third quarter 2015 due to the effect on the revenue line of the gradual pass-through of lower steel prices in connection with the regular price reset of industrial customer sales contracts.

International prices for iron ore, purchased slabs and scrap extended their downward trend, reaching levels not seen in recent years. Mexican energy prices also decreased significantly. As was the case during the first half of 2015, this cost-benefiting trend will not be entirely reflected in the company’s cost of sales in the third quarter 2015 due to the gradual pass-through of these inputs to costs, as Ternium consumes its inventories over time.

The company expects that operating income in the third quarter 2015 will be roughly in line with operating income in the second quarter 2015, as shipments will remain relatively stable in Mexico and Argentina and the anticipated decrease in revenue per ton in Mexico should be offset by the ongoing decrease in cost per ton during the third quarter 2015.

Analysis of Second Quarter 2015 Results

Net gain attributable to Ternium’s equity owners in the second quarter 2015 was USD41.0 million, compared to net income attributable to Ternium’s equity owners of USD129.1 million in the second quarter 2014. Including non-controlling interest, net gain for the second quarter 2015 was USD50.5 million, USD129.8 million lower compared to the second quarter 2014. Earnings per ADS in the second quarter 2015 were USD0.21 compared to Earnings per ADS of USD0.66 in the second quarter 2014.

Net sales in the second quarter 2015 were USD2.0 billion, or 9% lower than net sales in the second quarter 2014, mainly as a result of lower steel products net sales in Ternium´s main steel markets. The following table outlines Ternium’s consolidated net sales for the second quarter 2015 and second quarter 2014:

	Net Sales (million USD)
	2Q 2015	2Q 2014	Dif.
Mexico	1,096.9	1,222.0	-10%
Southern Region	637.4	664.8	-4%
Other Markets	240.1	301.7	-20%
Total steel products net sales	1,974.4	2,188.5	-10%
Other products[1]	20.9	13.6	54%
Steel segment net sales	1,995.3	2,202.1	-9%

Mining segment net sales	49.7	83.3	-40%
Intersegment eliminations	(48.9)	(81.7)
Net sales	1,996.1	2,203.7	-9%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD1.7 billion in the second quarter 2015, a decrease of USD73.3 million compared to the second quarter 2014. This was principally due to an USD86.6 million, or 6%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs, partially offset by a 2% increase in steel shipments; and to a USD13.3 million increase in other costs, including a USD9.3 million increase in depreciation of property, plant and equipment and amortization of intangible assets and a USD3.5 million increase in labor costs.

Selling, General & Administrative (SG&A) expenses in the second quarter 2015 were USD204.8 million, or 10.3% of net sales, a decrease of USD8.2 million compared to SG&A expenses in the second quarter 2014 mainly due to lower labor costs, services and fees expenses and freight and transportation expenses.

Operating income in the second quarter 2015 was USD103.1 million, or 5.2% of net sales, compared to operating income of USD231.3 million, or 10.5% of net sales, in the second quarter 2014.  The following table outlines Ternium’s operating income by segment for the second quarter 2015 and second quarter 2014:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014
Net Sales	1,995.3	2,202.1	49.7	83.3	(48.9)	(81.7)	1,996.1	2,203.7
Cost of sales	(1,681.3)	(1,781.8)	(58.8)	(62.8)	50.3	81.6	(1,689.8)	(1,763.0)
SG&A expenses	(201.3)	(208.6)	(3.5)	(4.4)	-	-	(204.8)	(213.0)
Other operating income , net	1.4	3.3	0.2	0.3	-	-	1.5	3.6
Operating income (expense)	114.0	215.0	(12.5)	16.4	1.5	(0.1)	103.1	231.3

EBITDA	210.1	304.6	0.6	25.6	1.5	(0.1)	212.2	330.1

Steel reporting segment

The steel segment’s operating income was USD114.0 million in the second quarter 2015, a decrease of USD101.0 million compared to the second quarter 2014, reflecting lower net sales partially offset by lower operating cost in the second quarter 2015.

Net sales of steel products in the second quarter 2015 decreased 9% compared to the second quarter 2014, reflecting a USD105 decrease in steel revenue per ton shipped, partially offset by a 40,000 tons increase in shipments. Revenue per ton decreased reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix in Mexico. Shipments increased year-over-year in the second quarter 2015 mainly due to higher shipments in Mexico and the Southern Region, partially offset by lower shipments in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2Q 2015	2Q 2014	Dif.	2Q 2015	2Q 2014	Dif.	2Q 2015	2Q 2014	Dif.
Mexico	1,096.9	1,222.0	-10%	1,457.7	1,411.2	3%	752	866	-13%
Southern Region	637.4	664.8	-4%	644.6	632.5	2%	989	1,051	-6%
Other Markets	240.1	301.7	-20%	294.9	313.1	-6%	814	964	-16%

Total steel products	1,974.4	2,188.5	-10%	2,397.2	2,356.8	2%	824	929	-11%
Other products[1]	20.9	13.6	54%

Steel segment	1,995.3	2,202.1	-9%
[1] The item "Other products" primarily includes pig iron and pre-engineered metal building systems.

Operating cost decreased 5% due to a 7% decrease in cost per ton compared to cost per ton in the second quarter 2014, partially offset by the above mentioned 2% increase in shipments. The decrease in operating cost per ton was mainly the result of lower raw material, purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating income was a loss of USD12.5 million in the second quarter 2015, compared to a gain of USD16.4 million in the second quarter 2014, mainly reflecting lower net sales partially offset by a lower operating cost.

Net sales of mining products in the second quarter 2015 were 40% lower than net sales in the second quarter 2014, mainly as a result of lower revenue per ton and lower shipments. Shipments were 873,000 tons, 8% lower than in the second quarter 2014.

	Mining segment
	2Q 2015	2Q 2014	Dif.
Net Sales (million USD)	49.7	83.3	-40%
Shipments (thousand tons)	873.4	944.4	-8%
Revenue per ton (USD/ton)	57	88	-36%

Operating cost decreased 7% year-over-year, mainly due to the above mentioned 8% decrease in shipment volumes.

EBITDA in the second quarter 2015 was USD212.2 million, or 10.6% of net sales, compared to USD330.1 million, or 15.0% of net sales, in the second quarter 2014.

Net financial results were a USD20.2 million loss in the second quarter 2015, compared to a USD31.2 million loss in the second quarter 2014. During the second quarter 2015, Ternium’s net financial interest results totaled a loss of USD22.6 million, compared to a loss of USD28.7 million in the second quarter 2014, reflecting lower indebtedness and weighted average interest rates.

Net foreign exchange results was a gain of USD4.6 million in the second quarter 2015 compared to a loss of USD5.3 million in the second quarter 2014. The second quarter 2015 gain was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD1.6 million loss in the second quarter 2015 compared with a USD4.2 million gain in the second quarter 2014. This loss in the second quarter 2015 was mainly related to results from changes in the fair value of financial assets, partially offset by certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a loss of USD1.1 million in the second quarter 2015, compared to a loss of USD0.4 million in the second quarter 2014. Equity in results of non-consolidated companies in the second quarter 2015 did not include second quarter 2015 results from the Company’s investment in Usiminas, as Usiminas financial statements were not publicly available at the date of issue of Ternium’s second quarter 2015 results.

Income tax expense in the second quarter 2015 was USD31.3 million, or 38% of income before income tax expense, compared with an income tax expense of USD19.4 million in the second quarter 2014, or 10% of income before income tax expense. Income tax expense in the second quarter 2015 included a non-cash charge on deferred taxes due to the depreciation of the Mexican peso against the US dollar during the period, which reduces, in US dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the US dollar as their functional currency). The effective tax rate in the second quarter 2014 was unusually low, mainly as a result of a net gain related to a non-cash reduction of deferred tax liabilities at one of Ternium´s subsidiaries, partially offset by a higher tax on dividends in connection to Siderar dividend payment in April 2014.

Net gain attributable to non-controlling interest in the second quarter 2015 was USD9.5 million, compared to net gain of USD51.2 million in the same period in 2014, mainly due to a lower result attributable to non-controlling interest in Siderar.

Analysis of First Half 2015 Results

Net income attributable to Ternium’s equity owners in the first half 2015 was USD109.5 million, compared to a net income attributable to Ternium’s equity owners of USD279.1 million in the first half 2014. Including non-controlling interest, net income for the first half 2015 was USD146.3 million, compared to net income of USD368.5 million in the first half 2014. Earnings per ADS in the first half 2015 were USD0.56, compared to earnings of USD1.42 in the first half 2014.

Net sales in the first half 2015 were USD4.1 billion, 5% lower than net sales in the first half 2014, mainly as a result of lower steel product net sales in Ternium´s main steel markets. The following table shows Ternium’s consolidated net sales for the first half 2015 and 2014:

	Net Sales (million USD)
	1H 2015	1H 2014	Dif.
Mexico	2,335.3	2,429.0	-4%
Southern Region	1,269.0	1,303.3	-3%
Other Markets	481.7	588.6	-18%
Total steel products net sales	4,086.1	4,320.9	-5%
Other products[1]	34.7	18.9	84%
Steel segment net sales	4,120.8	4,339.8	-5%

Mining segment net sales	106.6	159.6	-33%
Intersegment eliminations	(105.3)	(146.2)
Net sales	4,122.1	4,353.1	-5%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD3.4 billion in the first half 2015, an increase of USD17.7 million compared to the first half 2014. This was principally due to a 3% increase in shipments offset by a USD20.1 million, or 1%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD37.8 million increase in other costs, including a USD21.7 million increase in depreciation of property, plant and equipment and amortization of intangible assets, a USD12.0 million increase in maintenance expenses and an USD8.6 million increase in labor costs, partially offset by a USD2.7 million decrease in insurance expenses and a USD2.2 million decrease in services and fees.

Selling, General & Administrative (SG&A) expenses in the first half 2015 were USD402.2 million, or 9.8% of net sales, similar compared to the first half 2014.

Operating income in the first half 2015 was USD307.2 million, or 7.5% of net sales, compared to operating income of USD550.3 million, or 12.6% of net sales, in the first half 2014.  The following table shows Ternium’s operating income by segment for the first half 2015 and the first half 2014.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014	1H 2015	1H 2014
Net Sales	4,120.8	4,339.8	106.6	159.6	(105.3)	(146.2)	4,122.1	4,353.1
Cost of sales	(3,401.4)	(3,428.1)	(116.8)	(117.9)	100.2	145.6	(3,418.1)	(3,400.4)
SG&A expenses	(395.3)	(400.7)	(6.9)	(7.9)	-	-	(402.2)	(408.6)
Other operating income (expenses), net	5.4	5.6	(0.1)	0.6	-	-	5.3	6.2
Operating income (expense)	329.4	516.5	(17.1)	34.4	(5.1)	(0.6)	307.2	550.3

EBITDA	522.2	694.1	8.5	53.5	(5.1)	(0.6)	525.6	747.0

Steel reporting segment

The steel segment’s operating income was USD329.4 million in the first half 2015, a decrease of USD187.1 million compared to the first half 2014, reflecting lower net sales, partially offset by lower operating cost.

Net sales of steel products in the first half 2015 decreased 5% compared to the first half 2014, reflecting a USD75 decrease in steel revenue per ton shipped, partially offset by a 136,000 tons increase in shipments. Revenue per ton decreased reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix in Mexico. The increase in shipments in the first half 2015 was mainly due to higher shipments in Mexico and the Southern Region, partially offset by lower shipments in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1H 2015	1H 2014	Dif.	1H 2015	1H 2014	Dif.	1H 2015	1H 2014	Dif.
Mexico	2,335.3	2,429.0	-4%	2,993.7	2,826.3	6%	780	859	-9%
Southern Region	1,269.0	1,303.3	-3%	1,267.3	1,245.1	2%	1,001	1,047	-4%
Other Markets	481.7	588.6	-18%	567.1	620.5	-9%	849	948	-10%

Total steel products	4,086.1	4,320.9	-5%	4,828.1	4,692.0	3%	846	921	-8%
Other products[1]	34.7	18.9	84%

Steel segment	4,120.8	4,339.8	-5%
[1] Primarily includes pig iron and pre-engineered metal building systems.

Operating cost decreased 1% due to a 4% decrease in operating cost per ton partially offset by the above-mentioned 3% increase in shipment volumes. The decrease in operating cost per ton was mainly due lower raw material, purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating income was a loss of USD17.1 million in the first half 2015, a decrease of USD51.5 million compared to the first half 2014 mainly reflecting lower iron ore sales and a relatively stable operating cost.

Net sales of mining products in the first half 2015 were 33% lower than in the first half 2014, reflecting 34% lower revenue per ton and relatively stable shipments.

	Mining segment
	1H 2015	1H 2014	Dif.
Net Sales (million USD)	106.6	159.6	-33%
Shipments (thousand tons)	1,837.9	1,828.8	1%
Revenue per ton (USD/ton)	58	87	-34%

EBITDA in the first half 2015 was USD525.6 million, or 12.8% of net sales, compared with USD747.0 million, or 17.2% of net sales, in the first half 2014.

Net financial results were a USD26.0 million loss in the first half 2015, compared with a USD55.5 million loss in the first half 2014.

During the first half 2015, Ternium’s net interest results totaled a loss of USD44.5 million, compared to a loss of USD51.0 million in the first half 2014, reflecting lower average indebtedness and weighted average interest rates.

Net foreign exchange results was a gain of USD13.8 million in the first half 2015 compared to a loss of USD6.3 million in the first half 2014. The first half 2015 gain was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Equity in results of non-consolidated companies was a loss of USD10.6 million in the first half 2015, compared to a gain of USD2.3 million in the first half 2014, mainly as a result of a lower results from Usiminas.

Income tax expense in the first half 2015 was USD124.4 million, or 46% of income before income tax, compared with an income tax expense of USD128.5 million, or 26% of income before income tax, in the same period in 2014. Ternium’s high effective tax rate in the first half 2015 included a non-cash charge on deferred taxes in connection with the depreciation of the Mexican peso against the US dollar during the period, which reduces, in US dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the US dollar as their functional currency). On the contrary, the Company’s low effective tax rate in the first half 2014 included the above mentioned net gain related to a non-cash reduction of deferred tax liabilities at one of Ternium´s subsidiaries.

Net gain attributable to non-controlling interest in the first half 2015 was USD36.8 million, compared to a net gain of USD89.4 million in the same period in 2014, mainly due to a lower result attributable to non-controlling interest in Siderar. Equity in results of non-consolidated companies in the first half 2015 did not include second quarter 2015 results from the Company’s investment in Usiminas, as Usiminas financial statements were not publicly available at the date of issue of Ternium’s first half 2015 results.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2015 was USD758.5 million.  Working capital decreased by USD386.1 million in the first half 2015 as a result of a USD310.3 million decrease in inventories and an aggregate USD79.8 million net increase in accounts payable and other liabilities, partially offset by an aggregate USD4.0 million net increase in trade and other receivables. Inventories decreased in the first half 2015, mainly reflecting lower costs and lower inventory volumes of raw materials and purchased steel, goods in process and finished goods.

Capital expenditures in the first half 2015 were USD227.5 million, down from USD240.0 million in the first half 2014. The main investments carried out during the period included, in Mexico, those made for the upgrade of hot-rolling and galvanizing mills, and the revamping of iron ore reduction facilities and, in Argentina, those made for the upgrade of the hot-rolling mill, the expansion and enhancement of the coking facilities, and for the enhancement of the steelmaking facilities.

In the first half 2015, Ternium had free cash flow of USD531.1 million9. During the period the company acquired the remaining minority stake in Ferrasa for USD74.0 million. In addition, Ternium’s net repayments of borrowings in the first half 2015 were USD210.3 million.  Net dividends paid to shareholders were USD176.7 million and net dividends paid by subsidiaries to non-controlling interest were USD32.7 million. As of June 30, 2015, Ternium’s net debt position was USD1.5 billion10.

Net cash provided by operating activities in the second quarter 2015 was USD434.7 million.  Working capital decreased by USD316.2 million in the second quarter 2015 as a result of a USD241.7 million decrease in inventories, a USD66.3 million decrease in trade and other receivables, and an aggregate USD8.2 million net increase in accounts payable and other liabilities. Inventories decreased in the second quarter 2015 mainly reflecting lower inventory volumes of raw materials and purchased steel, and lower inventory cost. Capital expenditures in the second quarter 2015 were USD143.6 million, similar to capital expenditures in the second quarter 2014. Ternium had free cash flow of USD291.1 million11 in the period.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

    9  Free cash flow in the first half 2015 equals net cash provided by operating activities of USD758.5 million less capital expenditures of USD227.5 million.
10 Net debt position at June 30, 2015 equals borrowings of USD1.9 billion less cash and equivalents plus other investments of USD0.4 billion.
11 Free cash flow in the second quarter 2015 equals net cash provided by operating activities of $434.7 million less capital expenditures of $143.6 million.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	2Q 2015	2Q 2014	1H 2015	1H 2014
	(Unaudited)		(Unaudited)
Net sales	1,996.1	2,203.7	4,122.1	4,353.1
Cost of sales	(1,689.8)	(1,763.0)	(3,418.1)	(3,400.4)
Gross profit	306.3	440.7	704.1	952.7
Selling, general and administrative expenses	(204.8)	(213.0)	(402.2)	(408.6)
Other operating income, net	1.5	3.6	5.3	6.2
Operating income	103.1	231.3	307.2	550.3

Finance expense	(24.4)	(30.5)	(48.5)	(54.9)
Finance income	1.9	1.8	4.0	3.8
Other financial income (expenses), net	2.4	(2.5)	18.5	(4.5)
Equity in (losses) earnings of non-consolidated companies	(1.1)	(0.4)	(10.6)	2.3
Profit before income tax expense	81.8	199.8	270.6	497.1
Income tax expense	(31.3)	(19.4)	(124.4)	(128.5)
Profit for the period	50.5	180.3	146.3	368.5

Attributable to:
Owners of the parent	41.0	129.1	109.5	279.1
Non-controlling interest	9.5	51.2	36.8	89.4
Profit for the period	50.5	180.3	146.3	368.5

Consolidated Statement of Financial Position

USD million	June 30, 2015	December 31, 2014
	(Unaudited)	(Restated)

Property, plant and equipment, net	4,450.4	4,481.0
Intangible assets, net	921.4	948.9
Investments in non-consolidated companies	630.0	748.2
Deferred tax assets	116.5	115.6
Receivables, net	37.3	47.5
Trade receivables, net	0.0	0.1
Total non-current assets	6,155.7	6,341.3

Receivables	98.6	112.2
Derivative financial instruments	3.1	4.3
Inventories, net	1,816.5	2,134.0
Trade receivables, net	691.0	720.2
Other investments	168.1	150.0
Cash and cash equivalents	263.9	213.3
Total current assets	3,041.2	3,334.1

Non-current assets classified as held for sale	14.6	14.8

Total assets	9,211.5	9,690.2

Capital and reserves attributable to the owners of the parent	4,464.1	4,697.2
Non-controlling interest	897.6	937.5

Total Equity	5,361.7	5,634.7

Provisions	10.1	9.1
Deferred tax liabilities	661.3	670.5
Other liabilities	350.5	371.9
Trade payables	11.1	12.0
Borrowings	757.7	900.6
Total non-current liabilities	1,790.7	1,964.1

Current income tax liabilities	18.5	51.1
Other liabilities	229.7	210.2
Trade payables	634.0	564.5
Derivative financial instruments	1.3	1.4
Borrowings	1,175.7	1,264.2
Total current liabilities	2,059.2	2,091.4

Total liabilities	3,849.8	4,055.5

Total equity and liabilities	9,211.5	9,690.2

Consolidated Statement of Cash Flows

USD million	2Q 2015	2Q 2014	1H 2015	1H 2014
	(Unaudited)		(Unaudited)

Profit for the period	50.5	180.3	146.3	368.5

Adjustments for:
Depreciation and amortization	109.1	98.8	218.4	196.7
Equity in losses (earnings) of non-consolidated companies	1.1	0.4	10.6	(2.3)
Changes in provisions	1.2	0.7	1.8	1.2
Net foreign exchange results and others	7.1	14.8	14.5	25.5
Interest accruals less payments	4.4	0.8	2.5	2.5
Income tax accruals less payments	(54.8)	(126.6)	(23.4)	(78.0)
Results on the sale of participation in subsidiary company	-	-	1.7	-
Changes in working capital	316.2	(135.5)	386.1	(504.5)

Net cash provided by operating activities	434.7	33.6	758.5	9.7

Capital expenditures	(143.6)	(136.4)	(227.5)	(240.0)
Proceeds from the sale of property, plant & equipment	0.3	0.4	0.6	0.7
Sale of participation in subsidiary company, net of cash disposed	-	-	(0.7)	-
Investment in non-consolidated companies - Techgen	-	-	-	(3.0)
Loans to non-consolidated companies	-	(21.6)	-	(62.5)
Decrease (Increase) in Other Investments	10.8	30.3	(16.9)	61.0

Net cash used in investing activities	(132.6)	(127.3)	(244.4)	(243.9)

Dividends paid in cash to company's shareholders	(176.7)	(147.2)	(176.7)	(147.2)
Dividends paid in cash to non-controlling interest	(32.7)	(33.6)	(32.7)	(33.6)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	(30.9)	-
Acquisition of non-controlling interest	(74.0)	-	(74.0)	-
Proceeds from borrowings	274.0	346.3	402.0	594.3
Repayments of borrowings	(294.0)	(57.1)	(612.3)	(248.7)

Net cash (used in) provided by financing activities	(303.4)	108.3	(462.9)	164.8

(Decrease) Increase in cash and cash equivalents	(1.3)	14.6	51.2	(69.4)

Shipments
Thousand tons	2Q 2015	2Q 2014	1Q 2015	1H 2015	1H 2014

Mexico	1,457.7	1,411.2	1,536.0	2,993.7	2,826.3
Southern Region	644.6	632.5	622.7	1,267.3	1,245.1
Other Markets	294.9	313.1	272.2	567.1	620.5
Total steel segment	2,397.2	2,356.8	2,430.9	4,828.1	4,692.0

Total mining segment	873.4	944.4	964.6	1,837.9	1,828.8

Revenue / ton
USD/ton	2Q 2015	2Q 2014	1Q 2015	1H 2015	1H 2014

Mexico	752	866	806	780	859
Southern Region	989	1,051	1,014	1,001	1,047
Other Markets	814	964	888	849	948
Total steel segment	824	929	869	846	921

Total mining segment	57	88	59	58	87

Net Sales
USD million	2Q 2015	2Q 2014	1Q 2015	1H 2015	1H 2014

Mexico	1,096.9	1,222.0	1,238.4	2,335.3	2,429.0
Southern Region	637.4	664.8	631.6	1,269.0	1,303.3
Other Markets	240.1	301.7	241.7	481.7	588.6
Total steel products	1,974.4	2,188.5	2,111.7	4,086.1	4,320.9
Other products[1]	20.9	13.6	13.8	34.7	18.9
Total steel segment	1,995.3	2,202.1	2,125.5	4,120.8	4,339.8

Total mining segment	49.7	83.3	57.0	106.6	159.6

Total steel and mining segments	2,044.9	2,285.4	2,182.5	4,227.4	4,499.3

Intersegment eliminations	(48.9)	(81.7)	(56.4)	(105.3)	(146.2)

Total net sales	1,996.1	2,203.7	2,126.1	4,122.1	4,353.1

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.